APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Black Yeti Beverage, Inc
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
REVENUES		
Sales	$ 17,340.00	$ -
Other Revenue	-	-
TOTAL REVENUES	**17,340.00**	**-**
COST OF GOODS SOLD		
Cost of Sales	13,876.00	-
TOTAL COST OF GOODS SOLD	13,876.00	-
GROSS PROFIT (LOSS)	3,464.00	-
OPERATING EXPENSES		
Taxes and Licenses	1,279.00	
Interest	1,916.00	
Bank Service Charges	310.00	325.00
Delivery	13,276.00	-
Dues and Subscriptions	5,054.00	6,499.00
Legal & Professional	11,179.00	15,227.00
Meals and Entertainment	4,241.00	214.00
Office Expense	1,187.00	388.00
Storage Expense	1,088.00	-
Postage	-	166.00
Utilities	-	280.00
Insurance	155.00	-
Advertising	60,680.00	729.00
TOTAL OPERATING EXPENSES	100,365.00	23,828.00
OPERATING PROFIT (LOSS)	(96,901.00)	(23,828.00)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-

NET INCOME (LOSS)	$ (96,901.00)	$ (23,828.00)

Black Yeti Beverage, Inc
Balance Sheet - unaudited
For the period ended 12/31/20

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Black Yeti Beverage, Inc
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
REVENUES		
Sales	$ 17,340.00	$ -
Other Revenue	-	-
TOTAL REVENUES	**17,340.00**	**-**
COST OF GOODS SOLD		
Cost of Sales	13,876.00	-
TOTAL COST OF GOODS SOLD	13,876.00	-
GROSS PROFIT (LOSS)	3,464.00	-
OPERATING EXPENSES		
Taxes and Licenses	1,279.00	
Interest	1,916.00	
Bank Service Charges	310.00	325.00
Delivery	13,276.00	-
Dues and Subscriptions	5,054.00	6,499.00
Legal & Professional	11,179.00	15,227.00
Meals and Entertainment	4,241.00	214.00
Office Expense	1,187.00	388.00
Storage Expense	1,088.00	-
Postage	-	166.00
Utilities	-	280.00
Insurance	155.00	-
Advertising	60,680.00	729.00
TOTAL OPERATING EXPENSES	100,365.00	23,828.00
OPERATING PROFIT (LOSS)	(96,901.00)	(23,828.00)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-

NET INCOME (LOSS)	**$ (96,901.00)**	**$ (23,828.00)**

Black Yeti Beverage, Inc

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK	4,127.83
Total Bank Accounts	**$4,127.83**
Accounts Receivable	
Accounts Receivable (A/R)	9,423.22
Total Accounts Receivable	**$9,423.22**
Other Current Assets	
Inventory Asset	
Finished Goods	25,524.44
Ingredients	12,237.19
Packaging	12,325.13
Total Inventory Asset	**50,086.76**
Packaging Design & Set ups	8,581.46
Packaging Down Payments	6,507.91
Total Other Current Assets	**$65,176.13**
Total Current Assets	**$78,727.18**
TOTAL ASSETS	**$78,727.18**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
E. TRUEHEART	-18,352.17
S. FRANKLIN	42,862.63
Total Credit Cards	**$24,510.46**
Total Current Liabilities	**$24,510.46**
Total Liabilities	**$24,510.46**
Equity	
Opening Balance Equity	0.00
Owner's Investment	171,375.00
Retained Earnings	-21,030.23
Net Income	-96,128.05
Total Equity	**$54,216.72**
TOTAL LIABILITIES AND EQUITY	**$78,727.18**

I, Eric P Trueheart, certify that:

1. The financial statements of Black Yeti Beverage, Inc included in this Form are true and complete in all material respects; and
2. The tax return information of Black Yeti Beverage, Inc included in this Form reflects accurately the information reported on the tax return for Black Yeti Beverage, Inc for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Eric P Trueheart*

Name: Eric P Trueheart

Title: Co-Founder